Contact

www.linkedin.com/in/zackerytsmith (LinkedIn)

www.zackerysmith.com (Portfolio)

Top Skills

Financial Analysis

Advertising

Negotiation

Honors-Awards

National Merit Scholar

DBI Scholarship

Tennessee Trucking Association Scholarship

The University of Alabama Engineering Leadership Scholarship

Zackery Smith

Co-CEO at Fluyo

Madison, Alabama, United States

Summary

I'm building Fluyo alongside a fantastic team of global polyglots and language learners.

We're currently taking feedback from our Kickstarter backers who joined our beta and making Fluyo even better. We'll be launching the app in December, so keep an eye out!

If you don't know much about Fluyo yet, it's a language learning mobile-game and the highest funded app in Kickstarter history. You can learn a lot more about Fluyo on our Kickstarter page: https://www.kickstarter.com/projects/550782470/fluyo/description

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Experience

Fluyo

10 months

Co-CEO

August 2024 - Present (6 months)

Head of Product

April 2024 - August 2024 (5 months)

Pivotal Retention, LLC

Founder

July 2023 - Present (1 year 7 months)

A workflow automation tool that helps trucking companies retain their drivers.

• Built 110+ Features | 60+ REST API Endpoints | 30+ Unique Screens

• Stack: Node.js, JavaScript, ExpressJS, MongoDB, SendGrid, JWT, HTML5, Heroku, and more

• Owned product & development, defining and executing product strategy and roadmap.

• Supported clients through customer service & success, product updates, and new features

• Defined user personas, designed matching user interface, and built flexible product architecture.
• Led due-diligence process & software review during potential acquisition negotiations.
• Implemented an instancing workflow system utilizing MongoDB, Cron systems, and SendGrid
• Built metrics & data analytics dashboards using secure & efficient API endpoints
• Created workflow builder interface with custom server-side rendering

Scrutinize
Head of Product
September 2022 - February 2023 (6 months)

An automated ledger review tool that makes bookkeepers better and more efficient.
• Led product, guiding strategic direction and adjusting positioning to enable new customer markets.
• Led a scrum team, expanding team throughput capabilities and establishing lasting systems for design,
development, and market testing.
• Utilized data analysis to inform decision-making and preemptively answer engineer questions.
• Built email, search, and social ad marketing campaigns, including integrating analytics tools.

Pivotal Retention, LLC
Co-Founder
November 2021 - August 2022 (10 months)

Keller Williams Realty, Inc.
Affiliate Broker
September 2020 - October 2021 (1 year 2 months)
Nashville, Tennessee, United States

Developed sales, marketing, and financial analysis strategies within the real estate industry.

Independent SaaS Applications
Product Software Developer
November 2019 - May 2020 (7 months)

Tyrn - A rideshare-style platform with all the tools necessary for drivers to operate their own business.

QuickPrints - A platform marketplace that makes selling high quality prints of your photos a breeze.

• Built 105+ Features | 85+ REST API Endpoints | 80+ Unique Screens

• Stack: Node.js, JavaScript, ExpressJS, MongoDB, Stripe, AWS S3, JWT, HTML5, Heroku, and more

• Created travel-aware scheduling system utilizing external APIs.

• Implemented custom server-side rendering system for user profile sites.

• Developed custom image watermarking and safe storage system utilizing AWS S3.

• Built user registration, authentication, and password reset system with bcrypt and JWT.

General Dynamics Land Systems
Systems Integration Engineer (Project Mgmt.)
November 2018 - November 2019 (1 year 1 month)

Led build for multi-million dollar project with 20+ member team, becoming the only team in the world to complete bid sample on time.

• Create and run final design, build, and testing schedule

• Identify and resolve risk items in design & supply chain

• Guide and aid progress in design (15+ engineers)

• Plan and direct vehicle build (10+ Mechanics)

• Present build and risk updates to leadership and customer

Flash Technology, an SPX Corporation Company
Industrial Engineering Intern
January 2017 - May 2017 (5 months)
Franklin, TN

• Maximize productivity and quality of Flash's assembly line by collecting and analyzing operations data

• Design mechanical assemblies to specified standards - including design for manufacture and FAA regulations

• Utilize Lean and World-Class manufacturing techniques to evaluate and improve various operations processes

Mechanical Engineering Department, The University of Alabama
Assistant Lab Instructor
August 2016 - December 2016 (5 months)
Tuscaloosa, AL

- Lead students in developing SolidWorks CAD models
- Teach methods for using Finite Element Analysis in SolidWorks CAD
- Debug errors in CAD model development and analysis

Thomas Kinkade Gallery of Fine Art
Art Consultant and Sales
May 2016 - July 2016 (3 months)
Murfreesboro, TN

- Conduct and write up sales of high value art
- Maintain and arrange gallery

Housing and Residential Communities, The University of Alabama
1 year 5 months

Resident Advisor
April 2015 - May 2016 (1 year 2 months)
Tuscaloosa, AL

- Lead floor meetings and activities
- Work the building's front desk to aid residents with in-building concerns
- Check rooms and halls to ensure a safe and healthy living environment for residents

Freshman Advisor
January 2015 - April 2015 (4 months)

- Develop close relationships with residents
- Work with other organizations to host residential programs
- Create and maintain education and motivational bill boards

Independent Tutoring
Statics Tutor
August 2014 - May 2015 (10 months)
Tuscaloosa, AL

- Work with students to aid in their engineering education
- Clearly and accurately explain problem solving methods

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Education

The University of Alabama
Bachelor of Science, Mechanical Engineering · (2013 - 2017)